Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Boaz Bikes Inc
7600 Chrysler Dr. Unit 101
Detroit, MI 48211
https://www.boazbikes.com/

Up to $3,799,996.34 in Common Stock at $1.94
Minimum Target Amount: $9,998.76

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Boaz Bikes Inc
Address: 7600 Chrysler Dr. Unit 101, Detroit, MI 48211
State of Incorporation: DE
Date Incorporated: February 03, 2021

Terms:

Equity

Offering Minimum: $9,998.76 | 5,154 shares of Common Stock
Offering Maximum: $3,799,996.34 | 1,958,761 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.94
Minimum Investment Amount (per investor): $248.32

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 25% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive 20% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive 15% Bonus Shares.

First Two Months Early Bird Bonus

Invest within the first two months and receive 10% Bonus Shares.

Amount Based:

Tier 1 | $500

Invest $500 and receive a $50 credit off future rides

Tier 2 | $1,000

Invest $1,000 and receive Tier 1+ a free Boaz branded investor t-shirt.

Tier 3 | $5,000

Invest $5,000 and receive Tier 2 + free rides all year.

Tier 4 | $10,000

Invest $10,000 and receive Tier 3 + virtual meet and greet with the entire team & tour of our facility.

Tier 5 | $20,000

Invest $20,000 and receive Tier 4 + a free scooter.

Loyalty Bonus:

Past investors receive 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Boaz Bikes will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.94 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $194. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the loyalty bonus for past Investors in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Boaz Bikes, Inc ("Boaz Bikes") is a Corporation organized under the laws of the state of Delaware and is a Revolutionary eco-conscious micro-mobility company that is moving people around more safely.

Boaz Bikes inc was initially organized as Boaz Bike LLC, a Texas limited liability company on 12/31/2018 and converted to a Delaware corporation on 2/3/2021.

The Company's business model consists of renting and selling dockless scooters which are designed to cater to the everyday consumer and traveler. Our products are sold across states as well as direct-to-consumer businesses online. We also obtain permits through the city to offer scooters for rental. Users download our app to rent the scooters by the minute. Currently, in one city we offer weekly rentals and we also offer direct-to-consumer sales. We ran two pilots that introduced two new revenue streams in

2022 and we plan to add those pilots to our Arizona markets by the end of 2022.

The Company received the right to use the logo Trademarked in the U.S. trademark granted to boaz bikes, filed with the USPTO on 06/18/2019. In addition to this, Boaz Bikes has developed a mobile app.

Competitors and Industry

<u>INDUSTRY</u>

The Electric Scooter Market is expected to grow at a CAGR of 30.3% from 2021 to 2028 to reach $677.2 billion by 2028. By volume, this market is expected to grow at a CAGR of 23.5% from 2021 to 2028 to reach 238.1 million units by 2028.

https://www.prnewswire.com/news-releases/global-electric-scooter-markets-report-2021-2028---increasing-efforts-by-oems-to-produce-lightweight-bikes--increasing-trend-towards-connected-e-bikes-301402099.html#:~:text=The%20Electric%20Scooter%20Market%20is,238.1%20million%20units%20by%202028

https://www.globenewswire.com/news-release/2021/10/18/2315377/28124/en/Electric-Scooter-Markets-Global-Forecast-to-2028-Increasing-Investments-by-Ride-hailing-Companies-in-the-Micromobility-Space.html

<u>COMPETITORS</u>

We are a scooter company on a national level that is owned by the people and created for the people.

As a patent-pending product on our new model vehicle, we believe this will give us a fighting chance we need to go up against the bigger and more funded players. We've developed software that allows us to station vehicles in hot spots all around the city that are updated in real-time.

This gives us the advantage of shifting vehicles all throughout the day to spots that will get us more rentals. We also believe that the new pilots that we are currently working on will give us an advantage in the future.

The Company has several major competitors in the shared scooter market. Some of the top competitors in our industry include Bird, Lime, and Spin. Lime is the industry leader and the Company's primary competition in the shared scooter industry. Bird also owns a significant market share, they were the first movers in the industry and the second shared scooter company to go public. Spin are direct competitors backed by Ford but with similar expansion goals. Lime is currently valued at over $2B. Despite the present competitive landscape, the Company stands out in the shared scooter industry because we are able to scale and be profitable in small to midsize markets that our competitors are currently not focused on. This strategy allows us to be the first movers in markets and build brand loyalty years before our competitors try to penetrate.

Current Stage and Roadmap

CURRENT STAGE

The Company's products are currently on the market and generating sales. We believe that our team is made up of innovative and first movers in the industry. We are also patent-pending on our new model vehicle which we believe will give us the fighting chance we need against the bigger and more funded players.

As of today, we've developed software that allows us to station vehicles in hot spots all around the city that is updated in real-time. We believe that this gives us the advantage of shifting vehicles all throughout the day to spots that will help us obtain more rentals.

FUTURE ROADMAP

We have several new pilots planned that we are currently working on that we believe will give us an advantage in the future. We believe, within the next 5 years, we will be the leader in the scooter industry because we are developing the next generation of scooters and solving pain points our competitors are not, which will give us a competitive advantage and brand loyalty for years to come.

The Team

Officers and Directors

Name: Emil Nnani

Emil Nnani 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: December, 2018 - Present
  Responsibilities: General day-to-day operations. Salary: $7,000/mo, Equity: 62.5%

Other business experience in the past three years:

- **Employer:** Errand Driver
  Title: CEO
  Dates of Service: January, 2016 - January, 2019
  Responsibilities: Running the company

Name: Christiana Winfrey

Christiana Winfrey 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: December, 2018 - Present
  Responsibilities: Overseeing operations across all markets. Salary: 40k annual; Retains a 3% interest in company.

Other business experience in the past three years:

- **Employer:** Self Employed
  Title: Consultancy Work
  Dates of Service: January, 2012 - Present
  Responsibilities: Self-employed/ Consultancy

Name: Cory Smith

Cory Smith 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: January, 2019 - Present
  Responsibilities: Handling all of the financials for the company. Salary: 24k (annual); Retains a 2% interest in company.

Other business experience in the past three years:

- **Employer:** Fabric
  Title: Director of Revenue Operations
  Dates of Service: August, 2001 - Present
  Responsibilities: Drive lead and revenue growth via operational strategy/execution, own all revenue forecasting, develop and monitor KPIs that define success and inform future business decisions

Other business experience in the past three years:

- **Employer:** Northspyre
  Title: Vice President of Revenue Operations and Finance
  Dates of Service: August, 2020 - March, 2021
  Responsibilities: Align operational strategies with financial goals, Helped drive 37% ARR growth over a 4-month period, Identified new product and upsell opportunities: created workflows and meetings necessary to connect Marketing, Customer Success (CS), and Product with the Sales Team to define a cohesive growth strategy, Developed growth initiatives that also minimized cash burn by reallocating spend from non-performing areas without disrupting operations - Own operational model and metrics to ensure sufficient staff/resources are deployed across the Go to Market Team in order to hit our revenue goals while also allowing for the flexibility to reallocate resources quickly and efficiently - Design dashboards/metrics (e.g. ARR, CAC, LTV/CAC, ACV, conversion rates, upsells, churn, retention, activities per outcome, etc...) that define performance and drive strategic decisions while instilling increased transparency and accountability

Other business experience in the past three years:

- **Employer:** Redline
  Title: Head of Strategic Finance
  Dates of Service: April, 2017 - April, 2019
  Responsibilities: Responsible for forecasting, budgeting, and analyzing P&L variances

Name: Tim Holmgren

Tim Holmgren's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: August, 2021 - Present
  Responsibilities: Overseeing the tech team and handling all day to day tech problems. Salary: 48k (annual); Retains a 3% interest in company.

Other business experience in the past three years:

- **Employer:** Aftr
  Title: CTO
  Dates of Service: March, 2019 - May, 2021
  Responsibilities: Create and implement technology strategies • Align the company's technology resources with the organization's short- and long-term goals • Identify what technologies can be used to improve the company's products and services • Create and oversee high-level KPIs for IT department • Manage the department's budget

Other business experience in the past three years:

- **Employer:** Newmeister

Title: Founder
Dates of Service: February, 2016 - September, 2020
Responsibilities: Created and promoted Newsmeister, a daily 3 minute news quiz

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will

be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Boaz Bikes Model 3. Delays or cost overruns in the development of our Model 3 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be

registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

COVID Shutdown Risk
Majority of our revenue come from shared rentals. Another covid wave could shut cities down and some cities will halt operations from scooter operators. Though unlikely another shut down could slow expansion efforts!

The Company currently has Oustanding Convertible Notes that will mature in the next year and may affect your investment.
The Company has a series of Convertible Notes that will mature over the next year. The first matures on January 1, 2023, and the Company currently plans for this note, which is in the amount of $337,500.00, to convert to Common Stock at this time.

The current state of the U.S. and global economy has affected the market and this Offering is a down-round of financing and reflects those changes in the Market over the past few months.
A down round is a financing in which a company sells shares of its capital stock at a price per share that is less than the price per share it sold shares for in earlier financing. Due to inflation, the ongoing concerns of a recession have affected the valuations of scooter companies. We have lowered our valuation due to the market and valuation of our competitors.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Emil Nnani	6,339,000	Common Stock	63.13%

The Company's Securities

The Company has authorized Common Stock, Convertible Notes 2019, Convertible Notes from 2020, and Safe notes from 2021. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,958,761 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,041,261 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes 2019

The security will convert into Shares and the terms of the Convertible Notes 2019 are outlined below:

Amount outstanding: $337,500.00
Maturity Date: January 01, 2023
Interest Rate: 8.0%
Discount Rate: 0.0%
Valuation Cap: $9,500,000.00
Conversion Trigger: equity financing round of $2M or more

Material Rights

There are no material rights associated with Convertible Notes 2019.

Convertible Notes from 2020

The security will convert into Common stock and the terms of the Convertible Notes from 2020 are outlined below:

Amount outstanding: $875,380.00
Maturity Date: April 23, 2023
Interest Rate: 8.0%
Discount Rate: 8.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Financing of $2M or greater

Material Rights

There are no material rights associated with Convertible Notes from 2020.

Safe notes from 2021

The security will convert into Common stock and the terms of the Safe notes from 2021 are outlined below:

Amount outstanding: $340,890.00
Maturity Date: October 08, 2023
Interest Rate: 8.0%
Discount Rate: 8.0%
Valuation Cap: $35,000,000.00
Conversion Trigger: Equity financing of $2M or more

Material Rights

There are no material rights associated with Safe notes from 2021.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $300,000.00
  Number of Securities Sold: 360,000
  Use of proceeds: Expansion of the company.
  Date: May 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $125,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: Expansion of the company.
  Date: June 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $875,380.00
  Use of proceeds: purchase of vehicles, expansion and operating cost
  Date: April 23, 2021
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $340,890.00
  Use of proceeds: operations expenses, inventory and expansion
  Date: November 08, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $177,166.31
  Number of Securities Sold: 41,261
  Use of proceeds: Marketing, Research & Development, Company Employment, Inventory, Operations, Working Capital
  Date: July 29, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our

operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $576,970, about 340% higher compared to fiscal year 2020.

Revenue of $576,970; As a result of COVID, revenue was lower than what we expected. We believe that COVID was the biggest reason for lower revenue due to not being able to get enough supply to meet demand due to the global shortage and shipping issues.

Cost of Sales

Cost of sales in 2021 was $223,799, an increase of approximately $193,127, from costs of $30,672 in fiscal year 2019. The increase was largely due to our expansion efforts into 4 more markets as well as the expanding of our footprint in our main market.

Gross Margins

2021 gross profit increased compared to 2020 gross profit of $100,307.

We were able to generate more profit by executing our expansion strategy perfectly.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and more in 2021 increased from 2020 expenses of $132,552. Majority of this increase was due to increased compensation and benefits costs. The Company hired more employees in 2021, and also had to maintain more warehouses in different cities that we are permitted in. (Detroit, MI, Tempe, AZ, Dallas TX, Los Angeles, CA, and Plano, TX).

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating.

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because a lot of the expenses were focused on us formulating a winning strategy that we now have. Revenues generated was in a covid era which took some learning to figure out. Future expenses and revenues come with a well seasoned team and strategy. Past cash was primarily generated through equity investments and revenues from services. Our goal is to offer more rental services across many markets while pushing our DTC and B2B strategies. Boaz is currently cash flow positive and we believe we will be able to grow steadily with a mix of equity investments and revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October, 2022, the Company has capital resources available in the form of AMEX platinum no limit charge card with a balance of ~$5,000 and about ~$50,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We are cash-flow positive as of May 2022 and are in the position to continue growth off our cash flow. Funds from the campaign will hyper boost our expansion goals and growth but are not critical to the success of the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 6 years. This is based on a current monthly burn rate of $20K for expenses related to salaries and the cost of doing business. The company is currently cash flow positive and with full financing should give us the cushion to keep growing.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3 years. This is based on a current monthly burn rate of $20K for expenses related to salaries and cost of doing business. Company is currently cash flow positive.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3 years. This is based on a current monthly burn rate of $20K for expenses related to salaries and cost of doing business. Company is currently cash-flow positive.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises: these include raising a Series A round and/or going public through a SPAC deal. These are not currently available sources of capital to the company.

Indebtedness

- **Creditor:** Gupta Social Impact
  Amount Owed: $200,000.00
  Interest Rate: 20.0%
  Maturity Date: October 22, 2022

- **Creditor:** Emil Nnani
  Amount Owed: $55,000.00
  Interest Rate: 2.0%
  Maturity Date: January 01, 2023

- **Creditor:** 2019 F&F convertible notes
  Amount Owed: $337,500.00
  Interest Rate: 8.0%
  Maturity Date: January 01, 2023

- **Creditor:** 2020 Wefunder Convertible notes
  Amount Owed: $875,380.00
  Interest Rate: 8.0%
  Maturity Date: April 23, 2023

- **Creditor:** 2021 WeFunder Safe Notes
  Amount Owed: $340,890.00
  Interest Rate: 8.0%
  Maturity Date: October 08, 2023

- **Creditor:** Gupta Social Impact
  Amount Owed: $100,000.00
  Interest Rate: 20.0%
  Maturity Date: August 23, 2023

Related Party Transactions

- **Name of Entity:** Emil Nnani
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan to the business to use for working capital through the winter
  Material Terms: Emil Nnani, CEO, loaned Boaz Bikes $55,000 for cash flow purposes. The loan carries a 2% interest to be paid back within one year. Please refer to the indebtedness section for further details.

Valuation

Pre-Money Valuation: $19,480,046.34

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the below:

<u>Market Growth & Trends</u>

The Micromobility industry is growing every year. The global scooter market in 2021 was $21.8 Billion and the US was $5 Billion. By 2030 the US market size is expected to reach over $40 Billion. This is showing tremendous opportunities for a scooter startup over the next 7 years. The governor of California signed an order banning the sale of all gasoline powered vehicles by 2035. California has 17 other states that have rules tied to California emissions, meaning these states may soon follow the ban. This shows that electric vehicles may be the future of transportation if more states follow suit giving electric vehicle startups an advantage to capitalize.

Sources:
https://www.grandviewresearch.com/industry-analysis/electric-scooters-market
https://calmatters.org/commentary/2022/08/californias-ban-on-gas-powered-cars-wont-be-easy/

<u>Comparable Competitor Companies</u>

Tier Mobility is emerging as a leader in the micromobility sector already leading the race in Europe. In 2021 they raised a successful Series D round at a $2B+ valuation. They are in 175 cities and have 135,000 vehicles in their fleet. We are in 6 markets with the plan to roll out in 5 more cities by the end of Q1 in 2023. We also currently have over 1000 (~1300) vehicles in our fleet with the plan to add 3000 more with this successful raise. Tier fleet is mainly focused on stand up scooters while our main focus is on the sit-down option. Tier is currently in the growth stage, they just acquired Spin scooters in 2022. Boaz is also in the growth stage and has been cash flow positive since May of 2022 and is positioning itself to scale. In considering the valuation we looked at Tier and their $2B+ valuation with 135,000 vehicles in their fleet compared to us with 1% of their fleet size, .5% of their city traction, but already cash flow positive. Coupled with so much more we believe a valuation of less than 1% of their last valuation was fair.

Sources:
https://techcrunch.com/2021/10/25/tier-scoots-off-with-first-close-of-its-200m-series-d/
https://about.tier.app/tier-mobility-comes-to-belgium-and-launches-e-scooters-in-brussels/#:~:text=TIER%20is%20the%20largest%20multimodal,175%20cities%20in%2019%20countries.

The Value of the Company's Assets

Boaz owns 7 vehicles worth about $50,000, ~1300 vehicles with 250 unopened boxes which retails for $900 a unit. Equipment and tools stationed in 3 warehouses totaling over $250,000. Contract with our first franchisee partnership with Joypunks which we believe will net at least $200,000 a year. Boaz owns the Trademark for our name and boaz currently has a patent pending for our new Model 3 vehicle. We believe this new Model 3 will be a game changer for the entire global scooter industry. We can not place a financial value on this patent as we believe once acquired would out value the entire company. In considering our valuation for this round of funding we include this patent pending Model 3 vehicle that has great potential.

Management's Prior Achievements & Success

Emil Nnani is the CEO and founder of Boaz Bikes. Serial entrepreneur and has been building companies since the age of 17. Made his first million in sales at the age of 22. Had one successful exit. Prior to Boaz he founded Errand Driver which he was able to lead to profitability before leaving. Has spent the last 7 years in the transportation industry and is laser focused on solving first and last mile problems in the industry.

Christiana Winfrey is the COO and co-founder of Boaz Bikes. She ran operations for early Uber as well as co-funded the transportation startup Titan. Winfrey has several successful exits.

Cory Smith is the CFO of Boaz Bikes. He brings over 10 years of experience in strategic finance. Has an MBA in finance from Wharton. He has helped startups raise millions in funding over the last 10 years.

Tim Holmgren is the CTO of Boaz Bikes. He has over 20 years of experience in the tech industry. He has 2 successful exits, winner of Rhode Island business competition, has helped multiple startups and fortune 500 companies scale.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed (i) the company only has one class of stock and does not currently have any outstanding options, warrants, and other securities with a right to acquire shares; and (ii) does not have any shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,553,770 in convertible notes and safes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S

MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The current state of the U.S. and global economy has affected the market over 2022, please review our risk factors section for more information on this offering round which is a down-round compared to our prior StartEngine offering.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.76 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  94.5%
  StartEngine Platform Fees.

If we raise the over allotment amount of $3,799,996.34, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  2.5%
  To help acquire new customers and spread awareness in the markets we currently operate in along with the future markets.

- *Research & Development*
  2.0%
  Finalizing and making changes to our Model 3 vehicle and starting work on our Model 4 vehicle. Building on to our proprietary IRIS technology and building out new technology to help give us a fighting edge.

- *Company Employment*
  5.0%
  Bringing on new help to help us expand as well as bringing part time members full time.

- *Operations*
  20.0%
  Launching operations in new markets.

- *Working Capital*
  15.0%
  Upgrading our footprint in the markets we currently operate in.

- *Inventory*
  40.0%
  We currently have more demand than supply. Being able to produce more vehicles will allow us to expand into larger markets and/or supply more franchisees.

- *Unexpected Costs*
  10.0%
  Buffer to help cover any unexpected situations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.boazbikes.com/ (boazbikes.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/boazbikes

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Boaz Bikes Inc

[See attached]

BOAZ BIKE, INC
BOAZ BIKE, LLC

AUDITED FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED

DECEMBER 31,2021 & 2020

BOAZ BIKE, INC
BOAZ BIKE, LLC

TWELVE MONTHS ENDED DECEMBER 31, 2021 & 2020

CONTENTS

Andrew Benvenuti, Jr. CPA
PO Box 626
Manahawkin, NJ 08050
Phone (609)567-8297
Fax (609)567-8299
Cell (609)805-2240
urtaxguys@gmail.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Boaz Bikes LLC

April 18, 2022

I have audited the accompanying combined balance sheet of Boaz Bikes, LLC as of December 31, 2021 and December 31, 2020 and the related combined statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boaz Bikes LLC as of December 31, 2021 and December 31, 2020, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole.. The supplementary of cost of contract revenues earned and operating expense are also presented for the purposes of additional analysis and are not a required part of the basic combined financial statements. The other accompanying information have been subjected to the auditing procedures applied in the audit of the basic combined financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic combined financial statements taken as a whole.

Andrew Benvenuti, CPA
April 21, 2022

BOAZ BIKE LLC
BALANCE SHEET

	December 31, 2021	December 31, 2020
Assets		
Current Assets		
Cash	$ 106,767	$ 24,899
Cash - Robinhood	-	250
Crypto Currency(at Cost)	-	500
Inventory	698	600
Fundraising Campaign	23,977	23,977
Startup Expenses	460,965	204,425
Total Current Assets	592,407	254,651
Property and Equipment, Net of Accumulated Depreciation	707,486	274,356
Total Assets	$ 1,299,893	$ 529,007
Liabilities & Member's Equity		
Current Liabilities		
Accounts Payable	$ -	$ -
Taxes Payable	761	-
Total Current Liabilities	761	-
Long Term Liabilities		
Convertible Notes	337,500	337,500
Wefunder Convertible Notes	875,380	-
Wefunder Safe Notes	340,890	-
Gupta Social Impact Loans	300,000	-
Related Party Loans	55,000	-
Investor Notes	-	374,729
PPP Loans	39,500	39,500
Loans - Unrealeased Funds	(725,574)	(202,127)
Total Long Term Liabilities	1,222,696	549,602
Total Liabilities	1,223,457	549,602
Member's Equity		
Capital Stock	-	-
Additional Paid in Capital	-	
Retained Earnings	76,436	(20,595)
Total Member's Equity	76,436	(20,595)
Total Liabilities & Member's Equity	$ 1,299,893	$ 529,007

The accompanying notes are an integral part of the financial statement.
See Accountant Report

BOAZ BIKE LLC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
TWELVE MONTHS ENDED

(in, $US)	COMMON STOCK SHARES	AMOUNT	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS/ (Accumlated Deficit)	TOTAL SHAREHOLDER EQUITY
Shareholder distribution					
Balance-January 1	0	-		11,650	11,650
Net Income (loss)				(32,245)	(32,245)
Balance - December 31, 2020	0	-		(20,595)	(20,595)
Balance-January 1				(20,595)	(20,595)
Issuance of Stock	10000000	100			100
Net Income				97,031	97,031
Balance - December 31, 2021	10000000	100		76,436	76,536

BOAZ BIKE LLC
STATEMENT OF RETAINED EARNINGS
TWELVE MONTHS ENDED

	December 31, 2021	December 31, 2020
Balance - January 1	(20,595)	11,650
Net Income	97,031	(32,245)
Less Distributions	-	-
Balance - December 31	76,436	(20,595)

The accompanying notes are an integral part of the financial statement.
See Accountant Report

BOAZ BIKE LLC
STATEMENT OF CASH FLOWS

Cash Flows from Operating Activities		December 31, 20201		December 31, 2020
Net Income	$	97,031	$	(32,245)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities				
Depreciation		55,414		25,525
(Increase) Decrease in Assets				
Crypto Currency		500		0
Robinhood		250		(250)
Inventory		(98)		(241)
Fundrasing Campaign	$	-		$(23,977)
Increase (Decrease) in Liabilities				
Accounts Payable		0		0
Taxes Payable		761		0
Net Cash Provided by Operating	$	153,858	$	(31,188)
Cash Flows from Investing Activities				
Startup Expenses		(256,540)		(204,025)
Acquistion & Disposition of Fixed Assets		(488,817)		(109,316)
Net Cash Provided by Investing	$	(745,357)	$	(313,341)
Cash Flows from Financing Activities				
Investors Loans		673,367		384,729
PPA Loan		0		39,500
Net Loans / Repaymentss		0		(71,058)
Net Cash Provided by Financing Activities	$	673,367	$	353,171
Net Decrease in Cash	$	81,868	$	8,642
Cash - Beginning of Year	$	24,899	$	16,257
Cash - December 31, 2021	$	106,767	$	24,899

The accompanying notes are an integral part of the financial statement.
See Accountant Report

BOAZ BIKE, INC
BOAZ BIKE, LLC

NOTES TO FINANCIAL STATEMENTS
TWELVE MONTHS ENDED DECEMBER 31, 2021 & 2020

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES COMPANY ACITIVITES

The company is a newly launched startup held corporation in the state of Texas engaged primarily in new of rentals

REVENUES

Revenues are reported on accrual basis and are booked at the time they earned.

DEPRECIATION

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight line method for financial statements purposes.

INVENTORIES

Inventories are stated at the lower of cost or market with cost determined on the First In-First Out (fifo) method.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that directly affect the results of reported assets, liabilities, revenues, and expenses. Accordingly, actual results could differ from those activities.

NOTE 2: ACCOUNTS RECEIVABLE

All accounts receivable have been deemed by management as being collectable in future periods. Consequently, no allowance for doubtful accounts is required. All accounts deemed to be uncollectible are expensed utilizing the direct write-off method whenever management determines the account is uncollectible.

Generally accepted accounting principles require the use of an allowance account. The effect of such an allowance account in the financial statements would be minimal.

NOTE 3: PROPERTY PLANT & EQUIPMENT

Property, Plant & Equipment consists of the following:

	December 31,2021	December 31,2020
Equipment	798,455	309,911
Less: Accumulated Depreciation	(90,969)	(35,555)
NET BOOK VALUES	707,486	274,356

Depreciation expense charged to operations was $55,414 & 25,525 respectively in twelve months ended December 31, 2021 & 2020

NOTE 4: CONCENTRATIONS OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS

The company maintains its cash balances in a financial institution. The balances are insured by the Federal Deposit Insurance Corporation. At December 31, 2021 & 2020, the Company's uninsured cash balance was zero. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash.

NOTE 5: INCOME TAXES

The company has no income taxes since it currently is operating on loans and investments in the company.

NOTE 6: LONG TERM DEBT

The company has the a Long Debt Structure exclusive of a COVID-19 Pandemic and Cares Act Loan discussed in Note 7 below, as detailed in the Long Term Liability section of the Balance Sheet.

Wefunder Convertible Debt and safe notes thru December 31, 2021 have a conversion date that is uncertain at this time and also an uncertain exchange rate at this time.

Gupta Social Impact loans thru December 31, 2021 have undefined repayment term an undefined, if the loans become convertible notes a conversion the conversion date and exchange rates are undefined at this time.

NOTE 7: Related Party Transactions

Emil Nnani CEO of the company loaned Boaz Bikes $55,000, the note is a term note bearing interest at 2% per annum and the loan is due and payable with accrued interest one year from the loan funding date.

NOTE 8: COVID-19 Pandemic and CARES Act Funding

On March 11, 2020, the World Health Organization designated the COVID- 19 outbreak as a global pandemic. In response to COVID-19, on March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law. The CARES Act added the Paycheck Protection Program ("PPP") to the U.S. Small Business Administration's ("SBA") loan program. A PPP loan had to be used only for certain specified expenses and, if approved, the borrower can apply to have the loan forgiven. The program is administered by the SBA, but the borrower goes through a participating bank for loan approval and distribution/forgiveness of the loan. The company received a loan of $39,500 from this program.

NOTE 6: Contingent Liabilities & Subsequent Events

Management is unaware of any contingent liabilities or subsequent events as of the date of these financial statements that would significantly impact the reported results.

BOAZ BIKE LLC
SCHEDULE I - COST OF EARNED REVENUES
TWELVE MONTHS ENDED

	December 31, 2021	December 31, 2020
Purchases	$ 521,395	$ 76,752
Supplies	18,064	2,144
Subcontractors	31,014	32,564
Freight	4,245	619
Consultant & Other Expenses	61,699	975
Licenses & Fees	20,512	1,409
Depreciation	55,414	25,525
Less Bikes & Other Equipment Used to Produce Income	(488,544)	(109,316)
	$ 223,799	$ 30,672

The accompanying notes are an integral part of the financial statement.
See Accountant Report

BOAZ BIKE LLC
SCHEDULE I - GENERAL & ADMINISTRATIVE
TWELVE MONTHS ENDED

	DECEMBER 31, 2021	DECEMBER 31, 2020
Advertising	$ 211,106	$ 68,171
Bank Charges	1,643	338
Computer & Office Expenses	22,486	10,509
Insurance	-	4,575
Interest & Finance Charges	124,544	4,430
Maintenance & Repairs	6,585	53
Meals & Entertainment	6,573	2,573
Professional Service	33,531	6,259
Promotional Expenses	-	-
Rent	44,698	21,051
Software	1,370	-
Telephone	-	2,968
Travel	43,121	8,494
Travel - Lodging	-	4,460
Utilities	-	12,085
Vehicle	5,483	2,405
Less Expenses Start Up Expenses	(245,000)	-
	$ 256,140	$ 148,371

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

6 DAYS LEFT

INVEST IN BOAZ BIKES INC TODAY!

A Safer Micro-Mobility Solution

Boaz Bikes is the micro-mobility company focused on safety and equity. Since 2018, we have been growing based on the vision of a safer vehicle and supporting underserved ...
Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


BOAZ BIKES
Hart Plaza
MICROMOBILITY MOVING PEOPLE MORE SAFELY

$127,636.15 Raised

REASONS TO INVEST

- New 2023 study shows the e-scooter market is predicted to grow from less than a billion dollars today to $6 bn by 2025. Along with the global micromobility market to over $260Bn by 2025. Granting an amazing growth opportunity for new and old movers in the micromobility space.

- In the summer of 2021, our revenue per ride passed that of Bird & Lime (leaders in the industry) by a multiple of 2.5x. By EOY, our year-over-year revenue grew 319%. 2022 revenue surpassed $750,000, and we plan to continue growing in 2023.

- For the month of May 2022, Boaz Bikes had its first profitable month; taking what we learned in 2022, we plan to duplicate and scale into at least five new markets and onboard our first ten franchises in 2023, giving us the ability to reach $7.8M+ this year ($17M in ARR) while seeing a profit.

Invest Now
$1.94 Per Share

PREVIOUSLY CROWDFUNDED
$1,393,436.31

RAISED
$127,636.15

INVESTORS
229

MIN INVEST
$248.32

VALUATION
$19.48M

*Market information provided by (source)

- - -

This offering is insured by the TigerMark Insurance policy. TigerMark insurance allows investors to get investments returned under qualifying circumstances. Learn more here.

Since our last raise...

1. We have secured approval to launch in Los Angeles Q1 of 2023!



The Boaz Difference; We Do MORE with LESS

At Boaz, we are revolutionizing the way people move around urban areas by shifting vehicles 2-5 times a day based on end location and future demand. Our smaller fleet and efficient structures mean lower costs than competitors. Our system safeguards and inspects vehicles every time they are moved, resulting in high customer ratings and zero lawsuits to date. Additionally, IRIS, our real-time alert system, helps to reduce theft, and our Quick ResponseTeam Members are able to maximize revenue through on-demand delivery, subscription services, and other models. Investing in Boaz could be an attractive choice as we will work to propel cities into the future of mobility, building a solid MOAT that cannot be easily duplicated.

Safe and Equitable Transportation Options For All

In 2018, Boaz founder Emil Nnani saw someone tumble off a stand-up scooter. It prompted a lightbulb moment—**why not create something safer?**

Emil soon learned how dangerous stand-up, motorized scooters can be. He reached out to his design team and made the first prototype for a sit-down scooter with a low center of gravity. And thus, Boaz Bikes was born—making it one of the very first players in the sit-down shared scooter market.

But Boaz isn't just about putting scooters on the road. Emil has devoted the last five years to solving the first and last mile transportation problem in the US. Boaz is focused on offering **safe, reliable, and affordable rides** to local communities currently being overlooked.

In the past two years, we've seen many big players leave smaller communities that still need safe micro-mobility solutions (source & source). By operating from the ground up and employing full-time staff rather than contractors, we're able to serve those markets and remain profitable. We believe that we're the only scooter company on a national level that is **owned by and created for the people**.

THE problem

Price Hikes, Safety Issues, and Zoning Limits

There's a glaring lack of safety and equity in current micro-mobility options. Stand-up e-scooters, which have become increasingly common in major cities, are highly unsafe and widely misused. These scooters can reach up to 20mph and most passengers fail to wear helmets or ride in the correct lane. This results in thousands of injuries each month. Scooters often end up damaged, yet it's logistically impossible for a fleet to be inspected on a daily - or even weekly - basis.



Austin's electric scooters injury count comes in higher than expected
Emergency Rooms Sa
Hurt on Electric Scoot
Doctors see increase in electric scooter injuries
Scooter incidents

Beyond the question of safety, **cost and access remain two prominent issues**.

1 **Scooter-share prices have nearly doubled** in a race to increase revenue & reach profitability.*

**data surveyed specifically refers to scooter prices within the Washington D.C. area*

2 **The big players,** such as Lime and Bird**, barely service equity zones within cities,** due to concerns over scooter theft & equipment damage.

(source)

These price increases and geographical limitations end up **hurting the users who need affordable transport access the most**.

THE SOLUTION

Thoughtfully-designed scooters, proprietary operations technology

Boaz is revolutionizing micro-mobility across the US with what we believe is the safest and most durable scooter on the market. Our sit-down e-scooters are a one-stop-shop for safe, reliable, affordable rides for city residents, including those currently being overlooked.

The scooter seat creates greater stability with a lower center of gravity, while the wide foot deck, turn signals, and side mirrors provide additional safety measures. The scooter also features bigger tires than a stand-up scooter, a basket for hands-free riding, and a foldable neck that allows more efficient vehicle transport between locations.


1
2
3
4
5
6
7
8

1. Seat: lower center of gravity
2. Side Mirrors: Safe driving in the street
3. Turn Signals: Notify cars of turns to help prevent accients
4. Larger Foot Deck: To ride comfortably with feet side by side
5. Bigger Tires: To go over bumps & cracks in the road

6 Foldable Neck: To help transport more vehicles at once

7 Basket: Hands-free riding

8 Industrial Kick Stand: To cut down on vehicle tip overs (when parked)

Safer scooters are just the beginning. Boaz is able to be profitable in all markets—big or small—because our proprietary operations technology enables us to operate with smaller teams and directs those teams to maximize our fleet for the highest possible revenue opportunities.

Boaz scooters are available for rent through a dockless system; rides are charged by the minute and managed through our app. Our average revenue per ride is $9, and our average daily revenue per vehicle is $18.90.

The Boaz team goes into each of our cities to hire locally, with staff coming on as employees rather than contractors. This contributes to our community focus and long-term relationship-building; **by being more meaningfully integrated in each city, we can better serve each community**. In doing so, our vehicles are more likely to be treated with greater care and respect, extending their life and usage.

We are currently operating in five cities—Plano (TX), Detroit (MI), Tempe (AZ), Dallas (TX), and Scottsdale (AZ)—where we partner with people in each city and neighborhood to identify pain points and offer informed transport solutions. We have also secured approval & plan to launch in Los Angeles (CA) Q1 of 2023!


A PLAN FOR EXPANSION
Current markets
2022 Expansion
2023 Expansion
Currently in 5 markets, with one franchise under contract, with plans to operate in over 12 Markets by the end of 2023

THE MARKET

Capturing New Market Share in a Booming Industry

The Electric Scooter Market is expected to reach over $677B by 2028, growing at a CAGR of 30.3% from 2021 to 2028 (source). By volume, this market is expected to reach 238 million units by 2028.

We believe Boaz is the first entrant in the sit-down shared e-scooter market; over the next four years, the total addressable market is $10B, while we believe the serviceable available market is $2B. As Boaz expands, **we're looking at major markets still not being served** by shared scooters, which includes 285 U.S. cities with populations over 100,000 and over 600 cities with populations over 50,000.


$10B
TAM
over the next
4 years
$1M
Current
Market Share
$2B*
SAM
over the next
4 years

*based on internal research done by Boaz Bikes

Our competitors are the major stand-up shared e-scooter companies Bird, Lime, and Spin—but we're already setting ourselves above and apart. Our sit-down scooters are **6.3x safer** than stand-up e-scooters, with zero reported accidents in over 100,000 rides versus 19 for every 100,000 rides with stand-up scooters. Our scooters are **4.1x more cost efficient**, **last 4.5x longer**, **cost 2x less**, and **are paid off 7x faster** (in just 47 days).

Boaz scooters will also penetrate cities and neighborhoods that currently lack service from any of our competitors, **reaching new users and creating strong customer loyalty**.


What makes
Boaz different?
1 Boaz is 6.3x Safer*
Scooters on average have 19 accidents per 100,000 rides. Boaz has had ZERO accidents in 100,000+ rides
2 Is 2.9x More Cost-Efficient**
Boaz is 4.1x more cost-efficient than Bird/Lime/Uber. Our vehicles cost 2x less, last 4.5x longer, and are paid off 7x faster.
3 Builds Long Lasting Relationships With Cities
Cities issue permits to operators. Boaz's top notch operations solve majority of the issues cities are dealing with.
YOUR BIKE HAS BEEN DELIVERED
CANCEL
START RIDE

*when comparing Boaz internal data to information provided by Austin Public Health (source)
**when compared to OJO Scooter's 2019 model

OUR TRACTION

Steady Increases in Annual Revenue and Entry Into New Markets

2021 was an amazing year for Boaz, finishing with **$548k in annual revenue**. We've kept the momentum going in 2022 and expanded into more cities and increased our annual revenue! We're now poised to launch in two new cities in Q1 of 2023. Looking ahead to the end of 2023, **we're planning to significantly expand our efforts and grow into over 12 additional markets starting with LA, Austin, Long Beach, Oakland and more by the end of 2023.** By operating our proprietary IRIS technology in high revenue generating markets first opens up a tremendous amount of cash flow which will allow us to launch smaller fleets in more small to mid-size cities without the need for additional outside funding. We've done all this while seeing **zero reported accidents in over 200,000 rides.**


2.5x
revenue per ride when compared to Bird & Lime*
319%
year-over-year revenue growth in 2021
$40K
sales generated by our DTC option, launched in Q4 2021

**Information surveyed comprised of data up to June of 2021*

Boaz currently has a patent pending on our new Model 3 vehicle, which will help us further compete against the bigger, more funded players in the space. We've also developed updated, real-time software that will allow us to shift vehicles throughout the day to more optimal locations.

Our MAAS ("Mobility As A Service") platform recently launched, starting officially with our partnership with JoyPunks, a local scooter operator out of Indiana. In exchange for a small percentage of monthly revenue, Boaz will work closely with this developing network of smaller operators to offer strategies, supply access to discounted vehicles, parts, and a reliable platform to operate their business on, and provide perks for their customers.

We're also working on several new pilots that inform our future strategy. Funds from this raise will help send new vehicles into production and roll them out in early 2023.

why invest

Pioneering the Next Generation of Micro-Mobility

Boaz is investing in community access and safety. We want to eradicate the transit deserts in city neighborhoods, and reduce the cost and risk involved in helping people of all backgrounds get to where they need to go.

We're ready to be an industry champion for years to come. We hope that you'll join us as we work to pioneer the next generation of scooters and solve pain points too long overlooked by existing companies.


Within the next five years, we hope Boaz will become one of the new leaders in the micro-mobility industry!

ABOUT

HEADQUARTERS
7600 Chrysler Dr. Unit 101
Detroit, MI 48211

VALUATION
$19.48M

PREVIOUSLY CROWDFUNDED
$1M

Boaz Bikes is the micro-mobility company focused on safety and equity. Since 2018, we have been growing based on the vision of a safer vehicle and supporting underserved communities. With our proprietary AI technology, we are able to operate efficiently and reach profitability while helping to solve the first and last mile problem in cities all across the United States.

TEAM



Emil Nnani
Chief Executive Officer

Devoted the last 5 years to solving the first and last mile transportation problem in America. Serial entrepreneur who built a multi-million dollar retail business that he later sold. True Visionary who is laser focused on making the world better



Christiana Winfrey
COO

Helped build operations for early Uber, launched SF, LA, & SD markets. Cofounded an Uber competitor company, took company from $0 to $2 Million annual revenue. Company acquired Apple, Inc. as largest customer, with 6k downloads on launch day



Cory Smith
CFO

MBA in finance from Wharton. Helped lead SportsRecruits to their 1st year of profitability. Helped startups raise millions in seed funding. Ran financials for a health care company with over $9 Billion in revenue.



Tim Holmgren
CTO

20 years+ of experience in the technology sector. Prior Chief Technology Officer at Aftr.live and Senior Director of Digital Production at Burson Marsteller/Y&R. Won 2008 Rhode Island Business Plan Competition for MissingPatient.com.



Shauna Armitage
Head of Marketing (Part-Time)

Helped companies achieve results such as a 400% increase in website conversions and a 220% growth in sales. Hubspot Certified professional with a certificate in Women's Entrepreneurship from Cornell University.

Shauna is a contractor and works with Boaz Bikes part-time.

TERMS

Boaz Bikes Inc

Overview

PRICE PER SHARE
$1.94

VALUATION
$19.48M

DEADLINE
Jan 31, 2023

AMOUNT RAISED
$127,636.15

Breakdown

MIN INVESTMENT
$248.32

OFFERING TYPE
Equity

MAX INVESTMENT
$3,799,996.34

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
5,154

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,958,761

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	:	**Boaz Bikes Inc**
Corporate Address	:	**7600 Chrysler Dr. Unit 101, Detroit, MI 48211**
Offering Minimum	:	**$9,998.76**
Offering Maximum	:	**$3,799,996.34**
Minimum Investment Amount (per investor)	:	**$248.32**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**5,154**
Maximum Number of Shares Offered	:	**1,958,761**
Price per Share	:	**$1.94**

Pre-Money Valuation : $19,480,046.34

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 25% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive 20% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive 15% Bonus Shares.

First Two Months Early Bird Bonus

Invest within the first two months and receive 10% Bonus Shares.

Amount Based:

Tier 1 | $500

Invest $500 and receive a $50 credit off future rides

Tier 2 | $1,000

Invest $1,000 and receive Tier 1+ a free Boaz branded investor t-shirt.

Tier 3 | $5,000

Invest $5,000 and receive Tier 2 + free rides all year.

Tier 4 | $10,000

Invest $10,000 and receive Tier 3 + virtual meet and greet with the entire team & tour of our facility.

Tier 5 | $20,000

Invest $20,000 and receive Tier 4 + a free scooter.

Loyalty Bonus:

Past investors receive 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Boaz Bikes will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.94 / share, you will receive 110 shares Common Stock, meaning you'll own 110 shares for $194. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the loyalty bonus for past Investors in addition to the aforementioned bonus.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

NEW UPDATES

01.23.23

New Study Shows E-Scooter Market is growing 6x Over The Next 3-Years

Latest micromobility study shows the global industry is growing to $260 Bn by 2025. Study also revealed that the shared e-scooter business is growing from just $1 Billion today to over $6 Bn in the next 3 years. The global scooter market is expected to grow to $90B by 2030.

Dr. Benedikt Kloss, Associate Partner and member of the McKinsey Center for Future Mobility (MCFM) at McKinsey & Company, said, “The evolution from a market generating around $1 billion in 2019 up to a projected $90 billion in 2030 globally makes it a very interesting space for both new players to enter and existing players to pursue and foster.”

Did you miss the last webinar? Watch it Here as our CEO Emil Nnani dives into how Boaz is different and how Boaz has set itself apart from all other micromobility companies.

Bird Scooters is a perfect example that first to market always doesn't mean best to market. 2023 & 2024 are the golden years, the companies that can thrive over the next 18 months I believe will be the new leaders in this space- Emil Nnani, CEO

Source

PRESS

Crains Detroit Business
Boaz launches in Detroit Mi

View Article

Benzinga
Boaz valued at $35M

View Article

Detroit Free Press
Boaz expanding in Detroit MI

View Article

Dallas Morning News
Boaz Bikes doubles down

View Article

Show More Press

ALL UPDATES

01.18.23

Live webinar tonight at 8pm CST only a few seats left

Still on the fence? Need a reason to invest in Boaz before the round closes? Join us in a couple of hours for our live 30 min webinar with live Q&A from our CEO Emil Nnani!! Register for the event right now-->
link.boazbikes.com/eightpm

01.17.23

Invest Smartly - Register for our live webinar 1/18/23 and Ask Your Questions (This Wednesday, space is limited)

At **Boaz**, we are revolutionizing the way people move around urban areas by shifting vehicles 2-5 times a day based on end location and future demand. Our smaller fleet and efficient structures mean lower costs than competitors. Our system safeguards and inspects vehicles every time they are moved, resulting in high customer ratings and low lawsuits. Additionally, IRIS, our real-time alert system, helps to reduce theft, and our QRT members are able to maximize revenue through on-demand delivery, subscription services, and other models. Investing in Boaz is the most attractive choice as we will propel cities into the future of mobility, building a solid MOAT that cannot be duplicated.

Take advantage of this exciting opportunity to learn from CEO Emil Nnani and discover how Boaz is positioned to positively revolutionize the micro-mobility industry. You'll be able to ask questions during the live Q&A and receive answers from the expert in the field. Sign up today - seating is limited, and spots are available for the 8 AM, 12 PM, 4 PM, and 8 PM Central Standard Time webinars. Register now and join us for an insightful 15-minute presentation!

REGISTER NOW



Boaz Bikes
Join Us Live Webinar
Why Invest in Boaz Bikes?
Join CEO Emil Nnani as he goes through our plan to grow, and break down some of the benefits of investing now. Live Q&A, seating is limited register using the link
REGISTER NOW
01/18/2023
8am, 12pm, 4pm & 8pm CST
link.boazbikes.com/eightam
link.boazbikes.com/twelvepm
link.boazbikes.com/fourpm
link.boazbikes.com/eightpm

01.16.23

Join us for our live webinar tomorrow 1/16/2023

At **Boaz**, we are revolutionizing the way people move around urban areas by shifting vehicles 2-5 times a day based on end location and future demand. Our smaller fleet and efficient structures mean lower costs than competitors. Our system safeguards and inspects vehicles every time they are moved, resulting in high customer ratings and low lawsuits. Additionally, IRIS, our real-time alert system, helps to reduce theft, and our QRT members are able to maximize revenue through on-demand delivery, subscription services, and other models. Investing in Boaz is the most attractive choice as we will propel cities into the future of mobility, building a solid MOAT that cannot be duplicated.

Take advantage of this exciting opportunity to learn from CEO email nnani and discover how Boaz is positioned to positively revolutionize the micro-mobility industry. You'll be able to ask questions during the live Q&A and receive answers from the expert in the field. Sign up today - seating is limited, and spots are available for the 8 AM, 12 PM, 4 PM, and 8 PM Central Standard Time webinars. Register now and join us for an insightful 15-minute presentation!

REGISTER NOW


Boaz Bikes
Join Us Live Webinar
Why Invest in Boaz Bikes?
Join CEO Emil Nnani as he goes through our plan to grow, and break down some of the benefits of investing now. Live Q&A, seating is limited register using the link
REGISTER NOW
01/16/2023
8am, 12pm, 4pm & 8pm CST
link.boazbikes.com/eightam
link.boazbikes.com/twelvepm
link.boazbikes.com/fourpm
link.boazbikes.com/eightpm

01.11.23

Understanding Boaz Eco-System

We believe Boaz is the answer to the US's first and last-mile transportation problems. We recently rolled out our plan for our perfect ecosystem. We shared that we've been running pilots over the last 3-years and have built out most of the technology to make this ecosystem sustainable. If we succeed with our efforts, we will reshape cities worldwide. As our competitors struggle to find out how to be cash flow positive (something we've cracked), we are introducing a new era to the micromobility industry. We are solving real problems with planet-saving solutions. There is no need to have eight different companies when we can use our proprietary technology to split resources and solve eight issues.

Dockless scooters: These are for people looking to have fun or need to get somewhere that need the freedom of just stepping outside to grab a vehicle and go. We charge users by the minute.

On-demand model: These are for people who don't want to walk a block or two to rent a dockless scooter or want to avoid worrying/stressing over finding a vehicle that's maintained with a good battery level. Or they want the peace of mind that a vehicle will be waiting on them outside when they are ready, or they want the freedom to move, don't want to lug around a 40lb personal bike/scooter and chain it up every time. More affordable than uber. We charge a low $3 fee to deliver the scooter or include it in their subscription plan.

Weekly Subscription: These are for people who may not have a car or driver's license or cannot afford insurance. For a small fee of $39 a week, they can take a vehicle home that they can control and track through our mobile app. It'll come with a smart lock and 24/7 roadside assistance.

Equity Shuttle: This is the icing on the cake, moving people around from transit deserts and dropping them off on the outskirts of congested traffic at a nearby scooter hub where they can ride a scooter for the last leg of their trip. Using the same equity shuttle to assist with ***Weekly subscription drops offs, on-demand scooter drop-offs,*** and help with *relocating* ***dockless scooters*** *back to highly profitable hubs.*

After running successful pilots, we know there is a market for each of these revenue models. We aim to operate all of these streams out of our markets by this summer. Your investment will be towards bringing this complete ecosystem to life. We will make this work with our industry expertise coupled with Proprietary technology. What we are building will reshape how people get around every city worldwide. Invest now before it's too late.


Boaz Bikes Perfect Eco-System

01.06.23

This is why I am bullish on Boaz

We are thrilled to announce that Boaz is set to revolutionize the industry in 2023, with the launch of our pioneering eco-system! Our on-demand and weekly rental pilots have opened up amazing opportunities in Texas. The success of our per-minute dockless rentals in Michigan and Arizona, has given us the tools and know-how that we believe we will need to scale into Los Angeles this summer. We've already received approval and we could launch up to 10,000 vehicles – a figure determined by the final raise – in Los Angeles and our first 4 phases: dockless per-minute rentals, weekly rentals, on-demand drop-offs, and our dedicated equity shuttles to specific areas.

For the past 4+ years, we have worked to perfect our technology; and our commitment to pushing the boundaries of shared transportation has resulted in us creating an unparalleled platform that will help reduce costs while providing unparalleled service – across California and beyond. With our solution-based technology and innovative game-changing mobile app, Boaz is sure to make waves in the industry, creating an exciting opportunity for both our team and our investors.

Stay tuned this weekend, when we open the waitlist for weekly rentals in Arizona! Boaz is leading the way for the transportation industry – don't miss out on this monumental opportunity!


Boaz Bikes Perfect Eco-System

12.14.22

Industry leader BIRD is staying in the fight

Have you read the latest article from Bird Scooters? Read it HERE

Bird was down to their last $30M and ended up pulling out of markets that they believe have too much competition and not enough regulation. Everyone was worried about Bird might have to file for bankruptcy but this latest article states that the CEO wants to cut back more and raise another ~$30M to stay in the fight. To me, this is both good news and great news. The sector is way too big for the 5-8 companies that are currently servicing the US market. We don't need Bird to fail in order for us to succeed because there are so many markets that are totally open that we can launch into. Bird staying in the fight is good for the industry and their being selective with the markets they operate in is great news for us, allowing us to grab more market share over the next 2 years.

As I previously stated, 2023 and 2024 will be the golden years for our industry and it's up for grabs for any competitor to become the leading operator here in the US. I believe if we can continue our growth we can contend for the number one spot.

11.29.22

A fortune will be made on scooters..

With the US scooter market growing to a $40B+ market (SOURCE) over the next 7 years, we believe a ton of money will be made and Boaz wants to be a part of it. We believe Gasoline vehicles will be a thing of the past in the near future. The state of California has passed a ruling banning the sale of new gas-powered vehicles by 2035 😱 (SOURCE). This is happening, and I don't want you to miss it. I was recently asked, "who would acquire you?" though our focus right now is on growth first and then exit second but just knowing the potential of this industry and how big it's about to grow over the next few years the possibilities are huge. Here are a couple of big players moving in the scooter industry..

Oil giant Shell to make e-bikes as well as e-scooters – or at least their name will be on them

by **Alex Bowden** Sep 20 2022 4 comments


Shell-RIDE-SR-3B.jpg
ebiketips

Shell-RIDE-SR-3B.jpg, by Shell Ride

Firm says it needs to "implement a mosaic of solutions" to lower its carbon emissions


Home > News > Technology
Bugatti Dips Toes In E-Mobility With New Electric Kick-Scooter
Bugatti teamed up with electric scooter maker Bytech for this sleek e-scooter.


Honda's first electric moped design revealed in patent filings, giving us an early look
Micah Toll | Oct 19 2022 — 6:39 am PT

If you care for the planet you should be looking at supporting companies trying to keep it clean, or if you believe access to affordable, reliable, and safe transportation should be available to ALL and not just a selected few, you should look into companies trying to deliver this. If you care about just making money you should look at companies that have the possibility of being around 10-20 years, companies in a growing market that's expected to keep growing.

11.26.22

The US market alone is growing to a $40B+ industry by 2030!

What's about to happen to the scooter industry over the next 7 years is **huge**!! Research shows that the global industry is growing to a 110B market by 2030 and the US will account for $40B of it!! With the way the market is now, bird struggling on the stock market and still trying to figure out how to operate at a profit. The next 2 years are a huge opportunity for us to grab market share as we see the industry almost triple over the next 7 years!

Our competitive advantage:

- We've had cash flow positive months in 2022 and believe we can run a profitable operation at scale
- Our patent-pending 3-wheel accessible scooter prototype has been built and can go into production with a successful raise
- Our proprietary IRIS technology (spent the last 3 years building) allows us to do More with Less. We are able to shift bikes using AI all throughout the city to grab potential ride revenue. (it helps us predict where rides are coming from)
- We already have a list of potential franchisees (we plan to onboard 5-10 new ones in 2023)
- With funding, we are aiming for a $19.8M ARR in 2023
- Forward-facing management has been a huge reason we are successful. People know us, they know the brand and we are able to build loyalty off it (you probably have no clue who runs Bird or Lime scooters)
- This industry is new (shared scooters came on the scene in 2018), and we didn't have the luxury of running our company from the board room, we actually had to survive the last 3 years in the field, hands-on and knowing every angle of the business. I believe this may be one of the biggest advantages, knowing the decision makers are eyes open to everything! The knowledge accumulated over the last 3 years is priceless and put us in a wonderful position to scale into our next 100 markets!


The US scooter industry is about to triple

grandviewresearch.com/industry-analysis/electric-scooters-market

Revenue forecast in 2030	USD 40.6 billion
Growth rate	CAGR of 7.8% from 2022 to 2030

SOURCE

11.21.22

Bird may not have enough funds to continue micromobility business (Have you heard?)

Have you heard the latest buzz about Bird scooters? They are hemorrhaging cash and they are having to pull out of markets in order to stay afloat. They went public too early (in my opinion) and now they don't have the cash to continue to scale at a loss. The biggest difference between our models is that we spent the last 3 years building and figuring out a model that allowed us to grow off cash flow without the luxury of bleeding cash (The month of May of 2022 was our first cash flow positive month of this year). Now with Bird having less access to cash, they have to downsize and figure out how to operate their business off cash flow 😱😱😱 (Good luck)

What does this mean for us?

We don't want Bird to fail, but their pulling out of markets means we can potentially grab more market share within these markets. We believe the next 2 years will be a turning point for the scooter industry in the US. Raising $3M in this round is expected to get us to $18.9M ARR next year (check campaign) which is just stepping stones for what we plan to do in 2024. We did 300% Year Over Year growth from 2020 to 2021 and we plan to keep our feet on the momentum.

Grab shares in our company today!! #TeamBoaz

Source


Bird may not have enough funds to continue shared micromobility business
Rebecca Bellan @rebeccabellan / 3:40 PM MST • November 14, 2022
Comment
BIRD

Show More Updates

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Boaz Bikes Inc.

$248.00

STARTENGINE OWNER'S BONUS

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Select

$500.00

TIER 1 | $500

Invest $500 and receive a $50 credit off future rides

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$1,000.00

TIER 2 | $1,000

Invest $1,000 and receive Tier 1+ a free Boaz branded investor t-shirt.

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$5,000.00

TIER 3 | $5,000

Invest $5,000 and receive Tier 2 + free rides all year.

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$10,000.00

TIER 4 | $10,000

Invest $10,000 and receive Tier 3 + virtual meet and greet with the entire team & tour of our facility.

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$20,000.00

TIER 5 | $20,000

Invest $20,000 and receive Tier 4 + a free scooter.

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JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Gina Bess
a month ago

We travel with senior citizens often. This is an EXCELLENT product for Cruise Ships for seniors with mobility issues who can still keep they're...
Show more

0 0

Brian Bennett
2 months ago

Seems like a higher tier reward aimed at potential franchise operators might be good for this campaign.

0 1

Ignas Galvelis 12 INVESTMENTS
2 months ago

Are you planning to sell your scooters on retail? It seems those features would be excellent for safety conscious people, for traveling longer ...
Show more

1 0

Emil Nnani
2 months ago

We currently sell our vehicles direct to consumers but it makes up less than 5% of our annual revenue! Our bread and butter is the shared ...
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0

David Ashton
2 months ago

I am confused, you say to don't join up with Start Engine as they charge $275 fee to join and then in order to sign up your site takes me to Star...
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3 0

Revelle Johnson
2 months ago

Great morning bro Nnani, this is bro. Johnson in Atlanta,GA. How are you, and how things going as upgrades on the Boazbike app? What is ...
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0

View 2 more replies

Gregory Johnson
2 months ago

Congrats to the Boaz Bikes team on continuing to grow and becoming cash-flow-positive! Huge accomplishment especially in a down marke...
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0 2

MW **Michael Williams** 12 INVESTMENTS
3 months ago

Valuation has consistently went DOWN. THAT IS NOT A GOOD SIGN. I think this will be bankrupted within 2 years.

1 0

EN **Emil Nnani**
3 months ago

Did you not read cash flow positive up above? Did you not read 300% YoY growth? All you do is constantly spam videos and pages as if you ...
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1

MW **Michael Williams** 12 INVESTMENTS
3 months ago

Haha CEO reported my comment because he trying to get more people to invest their hard earned money into this pit he calls BOAZ. Avoid thi...
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1 0

GB **Gina Bess**
a month ago

Dude let's be supportive or silent. We have to STOP tearing each other down. If it's not for you then it's not, but don't discourage others from...
Show more

0

SS **Shankar Narayanan Shankar Ganapathy S** 2 INVESTMENTS
3 months ago

The Valuation is just slashed. Last round had it valued at $50 Million Dollars and the round before it was valued at $40 million dollars and ...
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IA **Iain Alexander** 31 INVESTMENTS
SE Investor • 3 months ago

It's a down market compared with 2021 in general, quite aside from the specific issues for scooters. I still think the product/vision of Boaz is ...
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

My name is Emil Nnani and I'm the founder of Boaz Bikes, one of the only micromobility companies in the game focused on making safer scooters and creating transportation equity. We're raising $3M so we can continue our growth.

I started Boaz in 2018 after witnessing a terrible scooter accident. Coming from a mechanical background I knew that I could design something safer. A sitdown scooter with a lower center of gravity, side mirrors, turn signals, a basket, larger tires, a wider foot deck and many more features including the swappable battery technology.

After bootstrapping the company in 2018, we went and raised over $2M to date and this is what we've accomplished so far.

We've added 1500 vehicles to the fleet

Secured permits in 7 markets, including one franchise under contract,

Achieved 300% YoY growth between 2020 and 2021.

Became cash flow positive for the month of May of 2022

Built our proprietary IRIS technology that allows us to run better operations than the big dogs

Built the prototype of our Model 3 accessible scooter that we showcased on the world stage at Micromobility America this year,

Provided over 200,000 rides with 0 reported accidents,

......and we survived Covid while other companies tanked.

2023 is going to be a big year for us, and we need your help to do it.

I'm most excited about our multi use case ecosystem. This ecosystem means we will be adding 4 new revenue streams without increasing operating costs and reaching even more people who need safe, equitable transportation.

These revenue streams include our on-demand scooter drop off program and a weekly & bi-weekly subscription model which we successfully piloted earlier this year. It just goes to show that with integrity and innovation, the sky's the limit.

Our team has combined over 30+ years in the transportation space. And this is us.

Hi I'm Tim Holmgreen and I'm the CTO here at Boaz. I bring 20 years experience in technology to the company, working for small startups and large digital advertising.

Hi everyone, I'm Shauna Armitage. My work with startups has helped companies achieve numbers like 400% increase in conversions and 220% increase in sales.

Hi there. My name is Christiana Winfrey. I'm the Chief Operating Officer at Boaz Bikes. I worked with early-stage Uber managing and hiring the first 30 black car drivers in San Francisco. I then launched San Diego and Los Angeles.

My name is Corey Smith and I'm the Chief Financial Officer at Boaz Bikes. I have an MBA in finance from Wharton and over 20 years experience in various financial leadership. Currently, I'm responsible for all financial reporting and forecasting at Boaz and am very excited about where we're headed.

Our plan for 2023 is to add 4000 more vehicles on the road in several strong markets across the US.

We recently secured LA and we think it will be a gamechanger for Boaz.

We've done so much already, but we haven't even scratched the surface yet for solving the first and last mile transportation problem here in America. Invest today and help us change the future of transportation.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 22 min read



author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.
This blog post was last updated on October 24, 2022.

Encore Artistic Solutions

Encore Artistic Solutions | *Make More Art, Not More Waste*

www.encoreartpaint.com

Description of Business
Encore Artistic Solutions has developed a patent-pending process that upcycles discarded paint into premium, high-quality, fine art paint. We are breaking a cycle of waste by building a community dedicated to making sustainability part of their artistic practices. We are currently in-market with our first product, Tomorrow's Artist™, a premium fine art paint, and we are in the process of developing additional artistic offerings.

Reasons to Invest

- We have developed a patent-pending manufacturing process that is able to upcycle a minimum of 60% of discarded paint materials without sacrificing the quality of the final product.
- Our total attainable market for art paint is valued at $935.80 million (Source).
- We have spent years collaborating with the art community to test our product and get it exactly right, and now we are in-market and ready to grow.

Team
Steve Ross: President, LinkedIn
Jason Ross: Chief Operating Officer, LinkedIn

Mulholland Distilling

Mulholland Distilling | *The Spirit of Inspiration*

Mulholland Distilling | *The Spirit of Inspiration*
https://www.mulhollanddistilling.com/

Description of Business
At Mulholland Distilling, we've created artisanal spirits that reflect and celebrate the diversity and vibrancy of our times. Working with master distillers, blenders, and top bartenders – we inspire creativity and conversation through our award-winning 100-proof American Whiskey, our 96-proof New World Gin and 86-proof gluten-free Corn Vodka. Today, our spirits can be found in bars and restaurants across 9 states and can be purchased directly from our website for shipment to 27 states.

Reasons to Invest

- Mulholland has created a super-premium, high-quality portfolio of award-winning craft spirits. We began as the Spirit of LA and continue to inspire community and connection wherever we are.
- The craft spirits sector will see an increase in value by US$37 billion between 2020-2025, And this growth momentum is accelerating at a CAGR of 22.56%.*
- Our award-winning spirits can already be enjoyed in 9 states and can also be shipped to 27, with plans for many more! And, we've increased our rolling YOY sales by over 100% in the trailing 12 months.

Team
Matthew Alper: Founder, Director & CEO, LinkedIn
Walton Goggins: Founder/Director, LinkedIn

Brightlamp
Brightlamp | *The Five-Second Neurological Vital*
https://www.reflexapp.io/

Description of Business
Bringing innovation to the digital medical device market, Reflex Pro is a neurological testing and clinical support tool for medical practitioners working with concussion patients and more. Since launching Reflex in 2019, the company has experienced at least 180% growth from 2019 to 2022 and is seeking funding to scale in step with customer demand. Our team has developed what we believe is the most powerful pupillometer technology on the market – able to measure the eye's reaction to light and provide neurological results using a mobile app in seconds. Reflex is a Class I 510(k) Exempt medical device under 21 CFR 886.1700 and should only be used by licensed medical professionals.

Reasons to Invest

- The patented proprietary tech behind Reflex Pro is what's known as Software as a Medical Device (SaaMD, the company also has a standing license for all of its direct competitor's pupillometer patents). What makes the tool unique is that it doesn't require any peripheral hardware to obtain valuable neurological vital metrics. Medical personnel can download the software, create an account, and administer testing quickly, using only their smartphone.
- Reflex and the company's associated services will leverage momentum and a growing marketplace. Currently the digital health sector is expected to reach $551B by 2027, with a double-digit CAGR of 16.5%.* We are also providing a new rapid scale solution within the market for neurological biomarkers, which was valued at over $6B in 2020, and growing at a rate of 12.9%.*
- In just a few short years, the Reflex team has quickly established viability, growing the company's gross revenue by 180+% annually. A major third-party publication with a population over 20,000 proves Reflex as a biomarker of concussion, while also obtaining third-party validation in clinical studies backed by the National Institutes of Health* and the Department of Defense.*

Team
Kurtis William Sluss: CEO & Director, LinkedIn
Michael Heims: CFO & Director, LinkedIn

MVP Kids
MVP Kids | *Children's Entertainment Multi-Media Platform*
MVPKids.com

Description of Business
MVP Kids is a growing multimedia brand, dedicated to building a purposeful family entertainment platform focused on children's journey to character. We create characters in our imaginary World of MVP Kids to tell stories through books and television for kids to learn, grow, and laugh. Since 2016, MVP Kids has developed tools for parents and educators, helping to guide children through their personal character development journey.

Reasons to Invest

- MVP Kids reached MILLIONS of families nationwide in 2022 thru Chick-fil-a kids meals, with another CFA kids' meal promotion set for 2023. Additionally, we have received a $100K opening order from Costco set to hit shelves in 2023.
- Offerings created by MVP Kids target multiple verticals within the industry for children's products, which is estimated to be worth nearly $1T. Our immediate addressable market includes the $700B television, streaming,

and video sector, the $230B mobile apps, toys, and games category, the $30B publishing market, as well as the $8B educational curriculum segment.

- Our creative team features its own MVP cast of passionate professionals from a wide range of backgrounds and expertise – including mental health advocates, writers, illustrators, developers, educators, homeschool experts, designers, championship athletes, and translators. Our team includes award-winning entertainment industry veterans John Semper, Jr., Jim Castle, and Jim Jinkins whose works have been featured in a host of iconic kids movie and television productions.

Team
Mel Sauder: President, Founder, & Director, LinkedIn
John Semper: MVPKids.TV President & Director, LinkedIn

Zendo
Zendo | *A Wearable Neuromodulation Device That's Disrupting the Wellness Industry*
https://zendomeditation.com/

Description of Business
Zendo is here to make meditation easy – giving users an almost immediate and transformative benefit without any prior experience or training required. Using gentle neurostimulation, our patent-pending device activates the parts of the brain involved in expert meditation practice. Created by an internationally recognized team of doctors and long-time meditators in Charleston, South Carolina, Zendo has been scientifically demonstrated to be 2.5X more effective than meditation apps and reduces stress by 75% in a single session. Zendo is currently being used to enhance human wellness, performance, and transformation. Having sold out of our public beta, join Zendo now as we are building the newest Zendo, a wireless headband with a companion app that is poised to disrupt the wellness industry. This next generation headset is currently in development and is planned to be released in 2023.

Reasons to Invest

- Meditation is Hard and Ripe for Innovation: The wellness industry is a $1.5T market. Between 200 – 500 million people meditate globally, but we believe technology like apps and trackers haven't made meditation easier. In one study, it was found that 92% of a leading meditation app's users quit using the app within 30 days. This is primarily due to the lack of immediate benefits and a difficult learning curve associated with meditation practice. Even with high quit rates and limited effectiveness, leading meditation app companies are worth billions of dollars. There is a clear need for technology to make meditation easier to allow users to gain the benefits of meditation immediately.

- Scientifically Researched to Make Meditation Easier: We believe Zendo is the world's first and only neurostimulation system that makes meditation easier and its benefits immediately accessible in less than 20 minutes. Zendo is a wearable device that uses tDCS-technology, which we have researched and scientifically demonstrated to be 2.5X more effective than meditation apps and can reduce stress by 75% in 20 minutes. Zendo was created by academic neuroscientists and doctors who have a deep passion for meditation, and all StartEngine investors that invest at least $1,500 will receive a special founder's edition Zendo system for free when the next-gen Zendo launches.
- There's a Demand: The initial Zendo public beta sold out faster than anticipated. We are currently building a new Zendo. This next-gen Zendo is being developed to include a proprietary wireless headband that works with a companion meditation app and is ready to be marketed to a waitlist of over 3,000 people. Additionally, there are three exciting Zendo collaborations are in progress, including 1) Zendo will be used at the US Performance Center to incorporate Zendo into Olympic athlete mental training; 2) We are launching an exciting retail meditation offering in conjunction with Still Studio, Charleston's first meditation studio, with plans to expand our in-person and virtual offerings; and 3) We plan to incorporate Oura Ring API into the Zendo App, allowing Zendo users to track their biometric data during their Zendo meditation sessions for an individually tailored experience. Lastly, Brookstone buyers intend to list the newest Zendo device on the Brookstone.com, which will expand our consumer sales network.

Team
Bashar Badran, PhD: Co-Founder, CEO, President & Director, LinkedIn
Baron Short, MD: Co-Founder, CHO & Director, LinkedIn

FIREDISC Cookers
FIREDISC®'s | *Fire it up and Gather 'Round*
https://www.firediscookers.com/

Description of Business
Headquartered in Houston, Texas, FIREDISC® is a national product designer, manufacturer, distributor, and retailer of premium innovative outdoor cooking products. From portable propane cookers and durable accessories to heavy-duty utensils and apparel, FIREDISC® offers products that make cooking outside accessible, easy, and fun for everyone. All because we believe time with friends and family is more valuable than ever.

Reasons to Invest

- FIREDISC has achieved $15.7 Million in Gross Revenue since inception, and we believe our Total Addressable Market is $11.2 Billion.

- We have a 5-Year product growth pipeline and a consistent product strategy. FIREDISC aims to maintain a track record of not rushing products to market, but releasing well-thought-out, innovative products to maintain customer loyalty and high-quality standards.
- We have built a strong community of loyal customers including 25k+ SMS Subscribers, 300k+ Email Subscribers, and over 145k+ followers across our Facebook, Instagram, and Youtube.

Team
Hunter Jaggard: CEO and Co-Founder, LinkedIn
Griff Jaggard: President and Co-Counder, LinkedIn

Metric Medical Devices Inc.
Metric Medical Devices, Inc. | *Bringing Bones Together™*
http://metricmd.com/

Description of Business
Metric Medical Devices, Inc., designs and sells innovative minimally invasive products and technologies for the orthopedic extremity market. Our mission is to become leaders in transforming the musculoskeletal repair standard of care, through the development and commercialization of bone fixation implants that actively change shape to compress the bone to stimulate bone growth and enhance healing.

Reasons to Invest

- Our founders are highly successful serial entrepreneurs who design implants to promote healing and decrease complications in orthopedic extremity injuries. These implants treat fractures and deformities to improve patients' lives.
- The orthopedic extremity reconstruction market is projected to reach $6.5 billion, globally, by 2030 at a CAGR of 6.3% (Source). The foot and ankle lower extremity segment, our primary focus, is predicted to experience the largest CAGR of 8.9% from 2021 to 2030 (Source) and start with the surgical backlog created by the Covid-19 pandemic.
- During development and market trials, our current products generated over $10.5 million in revenue and we have two new next-generation products ready for full launch. We are currently developing our most disruptive product so far, The LINK™, a small bone-compressing external fixator. The market for minimally invasive surgical techniques is growing and is estimated to reach $94.4 billion by 2030 at a CAGR of 4.7%.

Team
Dr. William Casey Fox: President, CEO, CTO, and Director, LinkedIn

Nancy R. Fox: CFO & Corporate Secretary, LinkedIn

Boaz Bikes Inc.

Boaz Bikes | *A Safer Micro-Mobility Solution*

https://www.boazbikes.com/

Description of Business
Boaz Bikes is the micro-mobility company focused on safety and equity. Since 2018, we have been growing based on the vision of a safer vehicle and supporting underserved communities. With our proprietary AI technology, we are able to operate efficiently and reach profitability while helping to solve the first and last mile problem in cities all across the United States.

Reasons to Invest

- We are operating with gross margins of 65%+.
- In the summer of 2021, our revenue per ride passed that of Bird & Lime by a multiple of 2.5x. By EOY, our year-over-year revenue grew 319%.
- In May 2022, Boaz Bikes became profitable and we are raising cash to scale into our California markets and onboard our first 10 franchises, giving us the ability to reach $17M in annual revenue.

Team
Emil Nnani.: CEO, LinkedIn
Christiana Winfrey: COO, LinkedIn

3DOS™

3DOS™ | *Building the World's Largest Decentralized Manufacturing Network*

https://3dos.io/

Description of Business
The $12 trillion dollar global manufacturing market is making a titanic shift and moving to localized production. 3DOS is aiming to build the world's largest decentralized on-demand manufacturing network on Web3 powered by blockchain smart contracts. The goal is to become a leader in this $112 billion dollar on-demand manufacturing market opportunity which is fast approaching by 2024. When you look around you, almost everything is made in one country. A significant number of companies in the world have made a concrete decision to decentralize their supply chain risks after COVID, but how do you control your royalties and products efficiently in this new decentralized world? Now imagine anyone can simply upload a design into 3DOS, protect your royalties via smart contract, and things are made locally, on-demand, only when they are needed, with no waste, no inventory, and no international shipping. The future of manufacturing is decentralized. 3DOS is currently pre-revenue and in the

prototype stage. Invest in a Silicon Valley team that is trailblazing the path into a decentralized manufacturing world.

Reasons to Invest

- 3DOS Aims to Revolutionize Global Manufacturing: 3DOS has the vision to create the world's largest peer-to-peer manufacturing network, allowing anyone to upload a design, receive royalties, and have it made anywhere in the world. 3DOS instantly connects demand and supply in real-time – so products are made on-demand locally: No waste, no inventory, no international shipping.
- The Digital Manufacturing Market Demand is Now: The global digital manufacturing market size was valued at USD 320 billion in 2021. It is expected to reach USD 1.370 trillion by 2030, growing at a CAGR of 16.5% during the forecast period (2022–2030) (source). 3DOS is looking to enter and disrupt the traditional 12 trillion dollar global manufacturing market (source). The on-demand manufacturing market is also expected to reach $112 billion by 2024 and the 3D printing industry is projected to reach over $50 billion by 2030 (source).
- Rock Solid All Star Team with a Proven Track Record: Our Silicon Valley team is backed by world class CEO's, board advisors, publicly traded companies, and investors. The founders have a proven track record and have already invented the world's first operating system for 3D printing, 3DPrinterOS, which is used in over 120 countries and has produced over 2.8 million parts globally. It is used by the best and brightest top 100 universities like MIT, Harvard, Rice, CalTech, Berkeley, by the top enterprises like John Deere, Google, Bosch, Eaton, and government agencies like the British ARMY, NASA, US NAVY, and US AIR FORCE. All these 9M+ cad designs, 60,000+ 3D printers, and 200,000+ users will be the first to be onboarded into the 3DOS network.

Team
John Dogru: CEO & Founder, LinkedIn
Anton Vedeshin: CTO, LinkedIn

MiTio Tech

MiTio Tech | *Advancing AI translation and interpretation*

https://mitiotech.com/

Description of Business
As a SAAS technology company, we believe MiTio Tech is pioneering innovative language technology. Bridging the gap between language communication and cost barriers, our AI scrubs today's technical jargon to improve effectiveness in the interpretation and translation industry. Pre-revenue and patent pending, we

believe our disruptive technology has the potential to take us public in 18-24 months.

Reasons to Invest

- MiTio Tech is a woman-owned small business, we are backed by deep industry knowledge, and partner with Georgia Tech software developers. Our goal is to create innovative AI software that navigates technical jargon translation that is accurate and inclusive – not gender or race-biased.
- The Global Translation Services Market is expected to reach $46.22 Billion by 2028 (source) and we believe that our AI technology can truly disrupt this growing industry.
- In our view, translating services created by big companies are limited due to inherent biases. We are here to change that and build a better world of better, more inclusive communication.

Team
Donnie Lee Jr.: COO, LinkedIn
Nelva Lee: CEO, LinkedIn

BeeHex
BeeHex | *Proven Automated 3D Decorating Systems with Scale Up Opportunity*
https://www.beehex.com/

Description of Business
BeeHex Automation is a NASA spinoff company that builds specialized machines for dessert decoration. We are currently in-market, serving industrial bakeries with equipment for high volume cookie and cake decoration as well as large grocery chains with our Cake Writer machines automating on-demand personalized dessert decoration. With four patents and over $3 million in revenue since 2019, we are ready to scale up and continue disrupting the dessert market.

Reasons to Invest

- We have signed a commercial pilot agreement with Walmart, allowing us the opportunity to expand and deploy Cake Writers across the country. We also have pilots planned in the U.S. and Europe for further expansion.
- BeeHex has installed machines that have been operating since 2019, with over
  1 million products made by those machines. We have generated over $3 million since then, with optimized machine performance and manufacturability, allowing for scale-up into 2023.
- We have four patents granted and two pending, with proprietary vision and control software seeking to define the cutting edge of food production

software, with the ability to fill personalized orders.

Team
Anjan Contractor: CEO & Director, LinkedIn
Benjamin Feltner:COO & Director, LinkedIn

The Brag House
The Brag House | *Welcome to Brag House*
https://thebraghousecorp.com/

Description of Business
We believe that Brag House is one of the first Premier eSports Platforms for non-professional college gamer and their communities. Our mission is to foster a collaborative community of casual eSports gamers, streamers, and fans to play, engage in friendly trash talk and win prizes. Since launched in 2020, Brag House has gained over 65k+ fans across our platform with 22.58% growth month over month from April 2020 to December 2021.

Reasons to Invest

- Brag House is a vertically integrated social network for nonprofessional college esports and aims to be the first premier platform for all nonprofessional gamers.
- The Global Gaming industry continues to infiltrate popular culture, and is set to reach $314.4 billion by 2026 (source). Similarly, Global Esports is projected to generate $5 billion in revenue by 2025 (source).
- We believe our company has quickly become the home for nonprofessional college esports as demonstrated through our partnerships with huge names like McDonald's and Coca-Cola.

Team
Lavell J. Malloy II: Chief Executive Officer, LinkedIn
Daniel Leibovich: Chief Operating Officer, LinkedIn

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now

expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team

Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

Swiss Precision Active Inc.
Swiss Precision Active Inc. | *Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor

to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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Seizing the Opportunity: StartEngine Is Acquiring SeedInvest

Howard Marks October 26, 2022

There Are Now 1 Million Users On StartEngine – Here's How We Got There

Howard Marks October 20, 2022

WOAH. We Just Passed 1 Million Registered Users

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